Mercedes-Benz Auto Lease Trust 2018-A
Investor Report

Collection Period Ended   30-Apr-2020

Amounts in USD

Dates

Collection Period No.	28				
Collection Period (from... to)	1-Apr-2020	30-Apr-2020			
Determination Date	13-May-2020				
Record Date	14-May-2020				
Payment Date	15-May-2020				
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2020	15-May-2020	Actual/360 Days	30	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 5/15/2020	15-Apr-2020	15-May-2020	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	266,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	460,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	460,000,000.00	22,874,826.23	2,798,009.26	20,076,816.97	43.645254	0.006083
Class A-4 Notes	100,253,000.00	100,253,000.00	100,253,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,286,253,000.00**	**123,127,826.23**	**103,051,009.26**	**20,076,816.97**		
Overcollateralization	213,751,414.83	232,500,684.30	229,591,647.88			
Total Securitization Value	**1,500,004,414.83**	**355,628,510.53**	**332,642,657.14**			
present value of lease payments	604,367,691.32	43,019,220.29	35,388,521.90			
present value of Base Residual Value	895,636,723.51	312,609,290.24	297,254,135.24			

	Amount	Percentage
Initial Overcollateralization Amount	213,751,414.83	14.25%
Target Overcollateralization Amount	232,500,684.30	15.50%
Current Overcollateralization Amount	229,591,647.88	15.31%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.200000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.410000%	45,940.28	0.099870	20,122,757.25	43.745124
Class A-4 Notes	2.510000%	209,695.86	2.091667	209,695.86	2.091667
Total		**255,636.14**		**$20,332,453.11**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,004,194.09**	**280,628,289.79**	**257,642,436.40**

Available 2018-A Collections

Lease Payments Received	6,523,952.89
Net Sales Proceeds-early terminations (incl Defaulted Leases)	6,325,908.22
Net Sales Proceeds-scheduled terminations	7,775,856.99
Excess wear and tear included in Net Sales Proceeds	83,206.50
Excess mileage included in Net Sales Proceeds	209,798.14
Subtotal	**20,625,718.10**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	3,092.10
Total Available Collections	**20,628,810.20**

Distribution on the Exchange Note

(1) Total Servicing Fee		296,357.09
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(2.52%)	589,319.41
(3) Exchange Note Principal Distributable Amount		19,743,133.70
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		0.00
Total Distribution		**20,628,810.20**

Available Funds ABS Notes

Total Exchange Note Payments	20,332,453.11
Reserve Account Draw Amount	0.00
Total Available Funds	**20,332,453.11**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	255,636.14
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	20,076,816.97
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**20,332,453.11**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	296,357.09	296,357.09	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	255,636.14	255,636.14	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	45,940.28	45,940.28	0.00
thereof on Class A-4 Notes	209,695.86	209,695.86	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	255,636.14	255,636.14	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	20,076,816.97	20,076,816.97	0.00
Principal Distribution Amount	20,076,816.97	20,076,816.97	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,011.04
Reserve Fund Amount - Beginning Balance	3,750,011.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	481.61
minus Net Investment Earnings	481.61
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,011.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	481.61
Net Investment Earnings on the Exchange Note	
Collection Account	2,610.49
Investment Earnings for the Collection Period	3,092.10

Notice to Investors

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, estimated not to exceed three months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also temporarily curtailing certain collection activities, including repossessions. Different relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,004,414.83	35,633
Securitization Value beginning of Collection Period	355,628,510.53	11,298
Principal portion of lease payments	5,486,904.60	
Terminations- Early	5,083,776.90	
Terminations- Scheduled	6,131,832.58	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,283,339.31	
Securitization Value end of Collection Period	332,642,657.14	10,710
Pool Factor	22.18%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.91%
Weighted Average Remaining Term (months)	24.93	5.52
Weighted Average Seasoning (months)	12.68	34.39
Aggregate Base Residual Value	1,051,044,603.23	307,032,244.95
Cumulative Turn-in Ratio		92.54%
Proportion of base prepayment assumption realized life to date		38.71%
Actual lifetime prepayment speed		0.36%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	330,254,596.59	10,636	99.28%
31-60 Days Delinquent	1,417,870.46	44	0.43%
61-90 Days Delinquent	626,838.29	21	0.19%
91-120 Days Delinquent	343,351.80	9	0.10%
Total	332,642,657.14	10,710	100.00%

Delinquency Trigger	**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.292%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	368,510.78	12	26,912,076.13	714
Liquidation Proceeds	265,137.00		20,716,149.44	
Recoveries	140,094.84		5,294,412.75	
Principal Net Credit Loss / (Gain)	(36,721.06)		901,513.94	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.128)%
Prior Collection Period	0.423 %
Second Prior Collection Period	(0.403%)
Third Prior Collection Period	0.652 %
Four Month Average	0.136%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.060%

Average Net Credit Loss / (Gain)   1,262.62

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	17,130,438.01	576	741,124,333.85	24,198
Sales Proceeds and Other Payments Received	12,761,467.49		731,766,887.95	
Residual Loss / (Gain)	4,368,970.52		9,357,445.90	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	15.235%
Prior Collection Period	3.810 %
Second Prior Collection Period	3.889 %
Third Prior Collection Period	8.213 %
Four Month Average	7.786%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.624%

Average Residual Loss / (Gain)   386.70